Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation was made available to employees of Baker Hughes Incorporated:

GE Oil & Gas and Baker Hughes

Integration Planning Update for employees

For integration planning purposes only. 1

This slide deck will be used by Integration Planning Leadership to communicate in townhalls and small groups around world.

[LOCAL HOST]

•	Today, we are pleased to have [INTEGRATION LEADER] with us today. This is an important time for both companies, and we want to be sure we give you the chance to talk to some people who are right in the middle of it

•	Let’s start with a Safety Moment

Safety Moment

For integration planning purposes only.

2

[LOCAL HOST]

•	Fire drills not planned, escape locations, etc.

•	Introduce speakers

Before we get started

REMEMBER:
We are
SEPARATE COMPANIES
until the DEAL CLOSES

3

Welcome, and thanks for being here with us. A few legal considerations before we get started.

FOR MEETINGS WITH A JOINT GE/BHI AUDIENCE

During the meeting, feel free to ask questions, however, be mindful of your obligation to protect the secrecy of each company’s confidential information. Do not disclose competitively sensitive information to the combined audience.

When you return to work after this meeting, continue to conduct business as usual until the close of the transaction. This means that:

Neither GE nor Baker Hughes may direct or influence the ordinary business decisions of the other company.

GE and Baker Hughes must continue to compete vigorously, including and especially with each other. Among other things, the companies cannot exchange competitively sensitive information that is not necessary for integration planning.

Where GE and Baker Hughes compete today, continue to compete vigorously just as you always have.  Avoid anything that would suggest the companies are not competing with each other;

Where GE and Baker Hughes do not compete today, continue to conduct business as you would prior to the transaction announcement.   Avoid anything that would suggest that one company is improperly directing the activities of the other company pre-close;

Always remember, both companies may plan for integration prior to closing, but must not take steps to implement the planned activities; and

Keep in mind that anything you may hear today is not intended to be shared outside our respective companies.

Finally, if you have any questions on legal matters relating to integration planning, please contact your Legal department.

Transaction Overview…

GE
Oil & Gas
& $7.4B cash

+ BAKER HUGHES =

Baker Hughes
A GE Company
(Operating Partnership)

A NEW PUBLICLY TRADED COMPANY

62.5% will be owned by GE

Baker Hughes
a GE Company

37.5% will be owned by current Baker Hughes shareholders

GOVERNANCE

BOARD OF DIRECTORS

Jeff Immelt
Chairman of the New Board

Martin Craighead
Vice Chairman of the New Board

President & CEO

Lorenzo Simonelli

BAKER HUGHES

For integration planning purposes only.

4

•	GE will transfer its Oil & Gas business, and Baker Hughes will transfer its business to the new operating partnership, called Baker Hughes, a GE Company.

•	GE will also pay $7.4 billion to fund the $17.50 per share dividend to Baker Hughes shareholders.

•	GE will own 62.5% of the combination, and Baker Hughes shareholders will own 37.5% of what will be a new publicly traded company, which will trade on NYSE.

•	9-member Board of Directors, chaired by Jeff Immelt; Martin Craighead serves as vice chairman.

•	New company will be led by Lorenzo Simonelli, current President & CEO of GE Oil & Gas.

Creating the Industry Productivity Leader

Digitization will drive efficiency in new ways

PREDIX

Physical meets digital

Baker Hughes expertise enhanced by GE Store and Predix

GE STORE

Stronger company

More resilient to market swings

Smarter solutions faster

Baker Hughes products and services with GE Oil & Gas differentiating manufacturing capabilities

By the Numbers

- ~70,000 employees
- #2 player in oilfield equipment and services industry
- ~2X scale
- 120 countries

Common DNA

Technology is at the heart of everything we do

R.C. Baker
Thomas Edison
Howard Robard Hughes, Sr.

Molecule to megawatt

5

•	We want to make sure that everyone understands why this is such a great deal for our investors, customers, and employees

•	This deal is about bringing together complementary assets and capabilities that neither company could organically develop on its own

•	We will be the clear number two out of the gate: positioned to deliver value from day one

•	We will grow to 70,000 employees in 120 countries – a company with strength and scale that can compete with the best of them

•	Together the two companies can shift from just products and services, to productivity solutions for our customers.

•	We will offer customers a “fullstream” portfolio – from molecules to megawatts

•	This is a compelling, transformational combination

•	The best partner to Oil & Gas customers … offering solutions based on complementary equipment & services technology across the full spectrum of the oil and gas value chain

•	More innovative solutions to market faster and more cost effectively … Baker Hughes’ leading products and services with GE Oil & Gas highly differentiated manufacturing capabilities

•	Best-in class physical + digital technology … combine Baker Hughes domain expertise, technology and culture of innovation with GE Store and GE industry-leading digital platform (Predix)

•	Digitization will drive efficiency throughout the value stream in completely new ways

•	Value creation for customers and shareholders … positioned to weather short-term volatility and participate in industry upcycle

•	Common DNA … Innovation and Technology are part of our combined DNA

GE Oil & Gas: We Fuel the Future

FOR BHI EMPLOYEES

Upstream	Midstream	Downstream
- Subsea	- Pipeline & Storage	- Refinery
- Offshore	- LNG	- Petrochemical
- Onshore		

~35,000 EMPLOYEES
~$12.9B* REVENUES '16

Providing cutting edge technology and service solutions throughout the value chain.

*Based on the GE Oil & Gas segment as reported in GE's Annual Report on Form 10-K for the year ending December 31, 2016

BAKER HUGHES

For integration planning purposes only.
6

•	Let’s start with a quick look at GE Oil & Gas

•	$13 billion industry leader with about 37,000 employees

•	GE Oil & Gas currently serves customers in the upstream, midstream, and downstream sectors, the capabilities of the two companies are highly complementary

•	Both Baker Hughes & GE Oil & Gas are continually focused on delivering the highest standards of operational and commercial excellence.

The GE Store

FOR BHI EMPLOYEES

in GE, every business can share & access the same technology, markets, structure & intellect. governed by culture & simplification.

✓ **GE Store principle:**
- Contribute
- Crowdsource
- Collaborate

✓ **Insourced components:**
- Alternators and computational fluid dynamics from Aviation
- Turbine technology from Oil & Gas + Marine to Transportation
- Ceramic Matrix Composites (CMCs), from Oil & Gas to Aviation
- And more ...

✓ **Cross-industry technology**

POWER
Combustion science and services, installed base
ENERGY CONNECTIONS
Electrification, controls and power conversion technology
RENEWABLE ENERGY
Sustainable power systems and storage
OIL & GAS
Services and technology—a first-mover in growth regions
TRANSPORTATION
Engine technology and localization in growth regions
LIGHTING
LED is gateway to energy efficiency
HEALTHCARE
Diagnostics technology—a first-mover and anchor in growth markets
AVIATION
Advanced materials, manufacturing, and engineering productivity
Culture & Simplification

7

•	Next, let me tell you about the GE Store

•	This is GE’s centralized, integrated technology development and innovation hub

•	It is almost like a corporate function that ensures that technology is shared among and pushed into business units so that it can be applied to different business applications

•	Think of it as collaboration and cross pollination or cross-fertilization across business units

•	So, if there is a technology breakthrough in materials, battery systems or sensors in healthcare, power or transportation that can be applied to well construction, production optimization or Artificial Lift, drilling or production optimization, we will have access to it and will be able to integrate it into our products

•	GE spends billions a year on R&D and innovation across its business, and we will be a beneficiary of that investment through the GE Store

Physical Meets Digital

FTeX™ advanced wireline formation pressure testing service

- Predix is General Electric's software platform for the collection of data from industrial machines
- GE expects Predix to do for factories and plants what Apple's iOS did for cell phones
- Software was introduced to the market and made available to all companies in 2015
- Oil and gas applications
  - Machine and equipment health
  - Reliability management
  - Maintenance and optimization

- We build intelligent tools that produce data on performance and efficiency
  - Predix will give us the ability to use data in new ways

With Predix, we will be able to use data in entirely new ways

BAKER HUGHES

8

•	Let me drill down into digital and why this is really one of the unique elements of the value creation potential of his combination.

•	GE has been investing in digital capabilities and its Predix application.

•	This is sort of like Windows for industrial operations. It is a way of monitoring performance and mining data that can be analyzed and fed back into operations for improved performance.

•	It is used for asset performance, reliability and performance management as well as process optimization for all aspects of our business.

•	We build intelligent tools that produce data on performance and efficiency. With Predix we will be able to use that data in an entirely new way.

Creating the Industry Productivity Leader

Fullstream portfolio

- Drilling & Evaluation
- Completion & Production
- LNG & Pipeline Solutions
- Refinery & Petrochemical Solutions

Key player in different segments

+

Productivity drivers

- Commercial Innovation
- Digital Transformation
- Technology Leadership
- Operations Optimization

Unique differentiators

=

Better outcomes

- ↓ Cost per barrel
- Faster cycle times
- ↑ ROI

Execution = Results

11

•	In short, the industry needs us

•	Our customers have been doing things the same way for decades

•	We can be the ones who change that – for the better

•	Together

Timeline*

1. Oct. 30, 2016 Agreement reached
2. Announce Joint Integration Team
3. Regulatory reviews begin
4. Integration planning begins
5. "Discovery" phase complete
6. Strategic focus areas determined
7. Culture/ branding work underway
8. New operating model definition in progress
9. Day 1 requirements finalized
10. Proxy statement mailed to BHI shareholders
11. BHI stockholders vote
12. Purpose, core values finalized
13. Regulatory approvals received
14. Deal expected to close mid-2017
15. Integration begins

The order, timing, and completion of events described may change.

12

•	Now we’ll look at an overview of the major milestones in the integration planning process…

•	Note that this timeline reflects the sequence of events, and not the actual amount of time between events. Many of these milestones reflect ongoing efforts.

•	The journey to the new company requires a coordinated integration planning program that involves key integration workstreams across business regions, functional areas, product and service lines spanning both GE and BH.

•	Across all areas of integration we are driving towards the milestones outlined here on the chart. You will see the timeline is ambitious – and we are working towards a close in the mid year.

•	We are now finalizing the operating model and continuing to work on the strategic areas and critical milestones we need to prepare for Day 1 and beyond.

What Will Happen on Day 1?

- Generally speaking, you will do the same thing you did the day before
- Welcome Kit: need-to-know details, roadmap
- Still have access to critical business apps
- "Playbooks" developed, especially for Commercial team
- Strong effort to connect with employees, customers, suppliers, and investors

DAY
1

BAKER HUGHES

13

Generally speaking, most employees will do the same thing they did the day before

- Business continuity is a high priority

- We need to keep the customer front and center

“Welcome Kit” will contain need-to-know details, and explain what to expect next

- Will be available online on Day 1, and it will be printed for employees in locations where computers are not readily accessible

Still have access to critical business apps

- There will be a staged approach to any changes in the IT landscape

- You will have a new intranet homepage

Playbooks

- There will be clearly defined actions to take

Strong effort to connect with employees and customers

- You will be hearing from Lorenzo Simonelli on Day 1 and your local leader in the following days

- New leadership team will be on the road to connect with as many employees as possible

- High-level customer meetings will take place, and the commercial team will have materials to connect with customers

- We will also communicate with suppliers

- There will be an investor roadshow

- There will be regular updates via [blank]

Creating a New Company

Culture Survey
29% combined response rate

"Edge Group"
providing ongoing candid feedback

Brand message testing
with employees, customers

More In-depth **Culture Assessments** underway

Aspiring to create a new culture

Launching a brand that resonates with employees and customers alike

Collecting insights to build on, pitfalls to avoid

BAKER HUGHES

For integration planning purposes only.

•	We are working hard to understand each other and how we work – and we are using a variety of ways to “listen” to what each organization has to say.

•	It’s more than just examining how things work, and how we describe our culture; it’s also about creating something entirely new – a culture we aspire to…

•	We want to take advantage of this once-in-a-lifetime opportunity.

•	We have the freedom to create something really quite special.

•	We started in February with interviews with The Edge Group – a small group of employees from each side who are not involved in the integration planning.

•	We call on them to give us candid feedback on our assumptions and plans for Day 1.

•	We sent a Culture Survey to randomly selected employees from both companies, and more than 5,700 responded – which tells us that a lot of employees are interested and engaged.

•	We are going to share those results with you in early April.

•	We are doing a lot of work with our brand strategy – this is our chance to define who we are and what we stand for – so we are gathering input from employees – randomly selected to receive a survey testing various messages.

•	We are also talking to customers on both sides.

•	We are digging deeper into the culture considerations and aspirations with small-group assessments and employee interviews in late March

•	I hope what comes across is that we are very serious about the people side of things – and we are very serious about how we present ourselves to the world at large.

•	We take the information we are gathering into consideration at all levels – to ensure we address both the cultural opportunities and challenges that lie ahead.

Stay Focused on our Customers

Continue delivering

SAFE, COMPLIANT, RELIABLE SERVICE

For integration planning purposes only.

Questions & Answers

For integration planning purposes only. 16

Now over to you…

Legal

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation ("Newco") will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the "Combined Proxy Statement/Prospectus"). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes' website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes' proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

BAKER HUGHES

17

Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and Baker Hughes' reports filed with the SEC, including GE's and Baker Hughes' annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

BAKER HUGHES

18

SHOW VIDEO

DOWNLOAD FIRST

(see toolkit for links)

For integration planning purposes only. 20